UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2013

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2013 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2013 and for the six-month periods ended June 30, 2013 and 2012

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 425 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of June 30, 2013 and December 31, 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2013	December 31, 2012
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	855,486	880,897
Investment property	7	14,186	15,542
Intangible assets	8	30,891	32,880
Biological assets	9	223,001	224,966
Investments in joint ventures		4,060	2,613
Financial assets	14	—	11,878
Deferred income tax assets	19	42,961	35,391
Trade and other receivables	11	61,465	44,030
Other assets		1,251	1,398

Total Non-Current Assets		1,233,301	1,249,595

Current Assets
Biological assets	9	17,994	73,170
Inventories	12	119,879	95,321
Trade and other receivables	11	145,786	135,848
Derivative financial instruments	10	7,189	5,212
Cash and cash equivalents	13	204,020	218,809

Total Current Assets		494,868	528,360

Assets classified as held for sale	28	17,691	—

TOTAL ASSETS		1,745,860	1,777,955

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	15	183,573	183,331
Share premium	15	943,053	940,332
Cumulative translation adjustment		(248,898)	(182,929)
Equity-settled compensation		16,589	17,952
Other reserves		(164)	(349)
Treasury shares		(1)	(6)
Retained earnings		43,431	67,647

Equity attributable to equity holders of the parent		937,583	1,025,978

Non controlling interest		53	65

TOTAL SHAREHOLDERS EQUITY		937,636	1,026,043

LIABILITIES
Non-Current Liabilities
Trade and other payables	17	3,995	4,575
Borrowings	18	405,201	354,249
Deferred income tax liabilities	19	66,789	75,389
Payroll and social security liabilities	20	1,343	1,512
Provisions for other liabilities	21	1,872	1,892

Total Non-Current Liabilities		479,200	437,617

Current Liabilities
Trade and other payables	17	75,595	99,685
Current income tax liabilities		432	187
Payroll and social security liabilities	20	24,329	22,948
Borrowings	18	200,569	184,884
Derivative financial instruments	10	14,804	5,751
Provisions for other liabilities	21	890	840

Total Current Liabilities		316,619	314,295

Liabilities classified as held for sale	28	12,405	—

TOTAL LIABILITIES		808,224	751,912

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,745,860	1,777,955

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the six-month and three-month periods ended June 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30		Three-months ended June 30
	Note	2013	2012	2013	2012
		(unaudited)
Sales of manufactured products and services rendered	22	179,421	143,461	109,390	78,341
Cost of manufactured products sold and services rendered	23	(119,306)	(115,845)	(69,626)	(62,043)

Gross Profit from Manufacturing Activities		60,115	27,616	39,764	16,298

Sales of agricultural produce and biological assets	22	118,938	117,984	83,256	76,780
Cost of agricultural produce sold and direct agricultural selling expenses	23	(118,938)	(117,984)	(83,256)	(76,780)
Initial recognition and changes in fair value of biological assets and agricultural produce		(15,888)	18,317	(17,924)	(8,792)
Changes in net realizable value of agricultural produce after harvest		4,538	9,893	3,139	6,944

Gross Profit/(Loss) from Agricultural Activities		(11,350)	28,210	(14,785)	(1,848)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		48,765	55,826	24,979	14,450

General and administrative expenses	23	(26,060)	(28,171)	(14,722)	(14,965)
Selling expenses	23	(28,309)	(23,797)	(17,866)	(12,717)
Other operating income, net	25	20,054	8,361	6,937	16,056
Share of loss of joint ventures		(36)	—	(36)	—

Gain from Operations Before Financing and Taxation		14,414	12,219	(708)	2,824

Finance income	26	3,442	6,970	(406)	1,390
Finance costs	26	(56,309)	(38,600)	(41,923)	(28,801)

Financial results, net	26	(52,867)	(31,630)	(42,329)	(27,411)

Loss Before Income Tax		(38,453)	(19,411)	(43,037)	(24,587)

Income tax benefit	19	12,339	6,875	13,711	10,560

Loss for the Period from Continuing Operations		(26,114)	(12,536)	(29,326)	(14,027)

Gain (loss) for the Period from discontinued operations	28	1,767	(1,084)	2,469	(851)

Loss for the Period		(24,347)	(13,620)	(26,857)	(14,878)

Attributable to:
Equity holders of the parent		(24,338)	(13,520)	(26,852)	(14,763)
Non controlling interest		(9)	(100)	(5)	(115)

Loss per share from continuing and discontinued operations attributable to the equity holders of the parent during the period:
Basic earnings per share
From continuing operations		(0.2135)	(0.1035)	(0.2396)	(0.1147)
From discontinued operations		0.0144	(0.0090)	0.0202	(0.0070)
Diluted earnings per share
From continuing operations		(0.2135)	(0.1035)	(0.2396)	(0.1147)
From discontinued operations		0.0143	(0.0090)	0.0200	(0.0070)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the six-month and three-month periods ended June 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30		Three-months ended June 30
	2013	2012	2013	2012
	(unaudited)

Loss for the Period	(24,347)	(13,620)	(26,857)	(14,878)
Other comprehensive income:
Exchange differences on translating foreign operations	(66,656)	(62,335)	(67,880)	(78,305)

Other comprehensive loss for the period	(66,656)	(62,335)	(67,880)	(78,305)

Total comprehensive loss income for the period	(91,003)	(75,955)	(94,737)	(93,183)

Attributable to:
Equity holders of the parent	(90,991)	(75,365)	(94,729)	(92,452)
Non controlling interest	(12)	(590)	(8)	(731)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(92,758)	(74,289)	(97,298)	(87,167)
Discontinued operations	1,767	(1,076)	2,569	(5,285)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2012	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Loss for the year	—	—	—	—	—	—	(13,520)	(13,520)	(100)	(13,620)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss: Exchange differences on translating foreign operations	—	—	(61,845)	—	—	—	—	(61,845)	(490)	(62,335)

Other comprehensive income for the period	—	—	(61,845)	—	—	—	—	(61,845)	(490)	(62,335)

Total comprehensive loss for the period	—	—	(61,845)	—	—	—	(13,520)	(75,365)	(590)	(75,955)
Employee share options (Note 16):
- Value of employee services	—	—	—	140	—	—	—	140	1	141
- Exercised	49	263	—	(93)	—	—	—	219	(2)	217
- Forfeited	—	—	—	(82)	—	—	82	—	—	—
Restricted shares (Note 16):
- Value of employee services	—	—	—	1,711	—	—	—	1,711	16	1,727
- Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—
- Forfeited	—	—	—	—	1	(1)	—	—	—	—
Acquisition of non controlling interest	1,045	5,563	(1,228)	189	(6)	—	711	6,274	(6,274)	—

Balance at June 30, 2012 (unaudited)	181,894	933,178	(162,275)	15,655	(350)	(5)	44,770	1,012,867	8,132	1,020,999

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2013 and 2012 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2013	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043
Loss for the period	—	—	—	—	—	—	(24,338)	(24,338)	(9)	(24,347)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss: Exchange differences on translating foreign operations	—	—	(66,653)	—	—	—	—	(66,653)	(3)	(66,656)

Other comprehensive income for the period	—	—	(66,653)	—	—	—	(24,338)	(90,991)	(12)	(91,003)

Total comprehensive income for the period	—	—	—	—	—	—	—	—	—	—
Employee share options (Note 16):
- Value of employee services	—	—	—	39	—	—	—	39	—	39
- Forfeited	—	—	—	(122)	—	—	122	—	—	—
Restricted shares (Note 16):
- Value of employee services	—	—	—	1,872	—	—	—	1,872	—	1,872
- Vested	242	2,721	—	(3,152)	179	—	—	(10)	—	(10)
- Forfeited	—	—	—	—	6	5	—	11	—	11
Disposal of interest in joint ventures (Note 28)	—	—	684	—	—	—	—	684	—	684

Balance at June 30, 2013 (unaudited)	183,573	943,053	(248,898)	16,589	(164)	(1)	43,431	937,583	53	937,636

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2013	June 30, 2012
		(unaudited)	(unaudited)
Cash flows from operating activities:

Loss for the period		(24,347)	(13,620)
Adjustments for:
Income tax benefit	19	(12,339)	(6,875)
Depreciation	23	28,902	21,233
Amortization	8	177	171
Gain from disposal of farmland and other assets	25	(5,082)	—
Gain from of disposal of other property items	25	(495)	385
Gain from disposal of subsidiary		(2,119)	(7,963)
Equity settled share-based compensation granted	24	1,911	1,868
(Gain) / Loss from derivative financial instruments and forwards	25,26	1,162	9,682
Interest and other expense, net	26	21,407	6,676
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		19,617	(8,310)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(1,640)	(1,316)
Provision and allowances		377	(432)
Share of loss from joint venture		36
Foreign exchange gains, net	26	16,713	13,271
Discontinued operations	28	(1,767)	1,084

Subtotal		42,513	15,854
Changes in operating assets and liabilities:
Increase in trade and other receivables		(31,425)	(27,109)
Increase in inventories		(29,303)	(21,457)
Decrease in biological assets		61,820	32,191
Decrease in other assets		143	11
Decrease in derivative financial instruments		5,913	6,318
(Decrease ) / Increase in trade and other payables		(12,594)	7,287
Increase in payroll and social security liabilities		1,579	2,785
Decrease in provisions for other liabilities		(239)	(18)

Net cash used in operating activities before interest and taxes paid		38,407	15,862
Income tax paid		(187)	(2,542)

Net cash generated from operating activities		38,220	13,320

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2013 and 2012 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2013	June 30, 2012
		(unaudited)	(unaudited))
Cash flows from investing activities:

Continuing operations:
Purchases of property, plant and equipment		(76,795)	(120,651)
Purchases of intangible assets	8	(844)	(59)
Purchase of cattle and non current biological assets planting cost		(48,774)	(41,336)
Interest received	26	3,279	6,200
Payment of seller financing arising on subsidiaries acquired		—	(6,807)
Investments in joint ventures		(4,164)	(3,000)
Proceeds from sale of farmlands		3,018	—
Proceeds from sale of property, plant and equipment		2,179	460
Proceeds from disposal of subsidiaries		12,843	—
Proceeds from sales of financial assets		4,924	—
Discontinued operations	28	5,100	—

Net cash used in investing activities		(99,234)	(165,193)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		—	218
Proceeds from long-term borrowings		110,191	44,380
Payments of long-term borrowings		(41,022)	(12,587)
Net increase in short-term borrowings		2,756	42,384
Interest paid		(14,540)	(11,553)

Net cash generated from financing activities		57,385	62,842

Net decrease in cash and cash equivalents		(3,629)	(89,031)

Cash and cash equivalents at beginning of period		218,809	330,546

Effect of exchange rate changes on cash and cash equivalents		(11,160)	(7,772)

Cash and cash equivalents at end of period		204,020	233,743

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 9, 2013.

2.	Basis of preparation and presentation

The information presented in the accompanying six-month condensed consolidated interim financial statements as of June 30, 2013 and for the six-month periods ended June 30, 2013 and 2012 is unaudited and in the opinion of management reflect all adjustments necessary to fairly present the financial position of the Group, results of operations and cash flows for the six month period ended June 30, 2013 and 2012. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretations effective as of January 1, 2013.

The Group applies, for the first time, certain standards and amendments. These include IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IAS 19 (Revised 2011) “Employee Benefits”, IFRS 13 “Fair Value Measurement” and amendments to IAS 1 “Presentation of Financial Statements”. As required by IAS 34, the nature and the effect of these changes are disclosed below. The Group concluded that the adoption of these standards did not require any restatement of previous financial statements. In addition, the application of IFRS 12 “Disclosure of Interest in Other Entities” would result in additional disclosures in the annual consolidated financial statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

New and amended standards adopted by the Group

The Group has adopted the following standards, together with the consequential amendments to other IFRSs, effective January 1, 2013:

IFRS 10 “Consolidated Financial Statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation – special purpose entities’. The Group assessed whether the consolidation conclusion under IFRS 10 differs from IAS 27/SIC 12 as at January 1, 2013. If the consolidation conclusion under IFRS 10 would have differed from IAS 27/SIC 12 as at January 1, 2013, the immediately preceding comparative period would have been restated to be consistent with the accounting conclusion under IFRS 10, unless impracticable. The Group assessed that adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

IFRS 11 “Joint Arrangements” was issued in May 2011 and replaces IAS 31 “Interests in joint ventures” and SIC 13 “Jointly controlled entities – Non monetary contributions by venturers” Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. The Group has applied the new policy for interests in joint ventures occurring on or after January 1, 2012 in accordance with the transition provisions of IFRS 11. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Accordingly, the adoption of IFRS 11 did not result in any change in the accounting for its joint ventures.

IFRS 12 “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011 and provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and unconsolidated structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Group has not made such disclosures.

IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Group provides these disclosures in Note 10.

IAS 1 “Presentation of financial statements” was amended in June 2011 to improve the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Group’s financial position or performance.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Changes in accounting policies and disclosures

The Group applied the following accounting policies in the preparation of the interim condensed consolidated financial statements as of June 30, 2013:

Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

The Group changed the description of the following accounting policies in line with the adoption of IFRS 10 “Consolidated Financial Statements” and IFRS 11 “Joint Arrangements”:

Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as gains on bargain purchases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Subsidiaries acquired exclusively with a view to resale are accounted for following the short-cut method under IFRS 5. At the acquisition date, the entity being disposed of is valued at fair value less costs to sell, and at each subsequent reporting date, it is remeasured at the lower of the initial carrying amount and the fair value less costs to sell. On the statement of financial position, the entity’s assets and liabilities are classified as held for sale and presented separately from other assets and liabilities. Subsidiaries acquired exclusively with a view to resale are classified as discontinued operations.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statement and in other comprehensive income respectively. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. a leading farmer-owned energy, grains and foods company based in the United States. The Group holds 50% interest in CHS AGRO. CHS AGRO will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process black oil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while black oil sunflower will be originated from third parties. The Group and CHS Inc have made capital contribution of approximately US$ 4 million each during 2013 which will be used to begin the construction of the facility.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2012 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2013. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2013. All amounts are shown in US dollars.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	June 30, 2013
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(52,311)	—	—	—	(52,311)
Brazilian Reais	—	(315,700)	—	—	(315,700)
US Dollar	(114,895)	(66,833)	26,101	124,058	(31,569)
Uruguayan Peso	—	—	(1,140)	—	(1,140)

Total	(167,206)	(382,533)	24,961	124,058	(400,720)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the years ended June 30, 2013 would have (decreased) the Group’s Profit Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement

	June 30, 2013
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(11,490)	(6,683)	2,610	n/a	(15,563)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in Profit Before Income Tax	(11,490)	(6,683)	2,610	—	(15,563)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at June 30, 2013 (all amounts are shown in US dollars):

	June 30, 2013
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	(41,419)	—	—	(41,419)
Brazilian Reais	—	(141,475)	—	(141,475)
Uruguayan Peso	—	—	(60)	(60)
US Dollar	(63,000)	(65,540)	—	(128,540)

Subtotal Fixed-rate borrowings	(104,419)	(207,015)	(60)	(311,494)

Variable rate:
Brazilian Reais	—	(236,867)	—	(236,867)
US Dollar	(46,667)	(9,863)	—	(56,530)

Subtotal Variable-rate borrowings	(46,667)	(246,730)	—	(293,397)

Total borrowings as per analysis	(151,086)	(453,745)	(60)	(604,891)

Finance leases	(834)	(45)	—	(879)

Total borrowings at June 30, 2013	(151,920)	(453,790)	(60)	(605,770)

At June 30, 2013, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	June 30, 2013
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(2,369)	—	(2,369)
US Dollar	(467)	(99)	—	(566)

Total effects on Profit Before Income Tax	(467)	(2,468)	—	(2,935)

•	Credit risk

As of June 30, 2013, 7 banks accounted for more than 96% of the total cash deposited (HSBC, Rabobank, Banco Do Brasil, Itau and Citibank)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2013:

•	Futures / Options

As of June 30, 2013

	June 30, 2013
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	(Loss)/ Profit (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	116	27,313	4,333	3,337
Soybean	60	20,249	523	523
Wheat	9	1,888	(730)	(590)
Cotton
Sugar	99	39,985	1,999	256
Ethanol	1	337	3	43
Coffee
OTC
Sugar	5	2,636	241	(804)
Options:
Buy put
Sugar	1	43	90	165
Sell call
Soybean	3	14	(6)	8
Sugar	2	694	(9)	1,049

Total	296	93,159	6,444	3,987

(*)	Included in line “Gain from commodity derivative financial instruments”, Note 23.
(**)	All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Other derivative financial instruments

As of June 30, 2013, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2012.

Currency forward

During the periods ended June 30, 2013 and 2012, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 145 million and US$ 134.9 million, respectively. The currency forward contracts entered in 2013 had maturity dates between July 2013 and June 2014, while those entered in 2012 had maturity dates ranging between July 2012 and December 2013. The outstanding contracts resulted in the recognition of a loss amounting to US$ 1.5 million in 2013 and US$ 8.4 million in 2012. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2012 described in Note 4.

5.	Segment information

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2013 (unaudited)

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	342	52,167	—	—	1,864	54,373	125,048	—	—	179,421
Cost of manufactured products sold and services rendered	—	(45,217)	—	—	(48)	(45,265)	(74,041)	—	—	(119,306)

Gross Profit from Manufacturing Activities	342	6,950	—	—	1,816	9,108	51,007	—	—	60,115

Sales of agricultural produce and biological assets	102,595	1,243	14,244	439	417	118,938	—	—	—	118,938
Cost of agricultural produce sold and direct agricultural selling expenses	(102,595)	(1,243)	(14,244)	(439)	(417)	(118,938)	—	—	—	(118,938)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,754	5,473	2,730	(6,983)	46	19,020	(34,908)	—	—	(15,888)
Changes in net realizable value of agricultural produce after harvest	4,417	—	—	121	—	4,538	—	—	—	4,538

Gross Profit/ (Loss) from Agricultural Activities	22,171	5,473	2,730	(6,862)	46	23,558	(34,908)	—	—	(11,350)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,513	12,423	2,730	(6,862)	1,862	32,666	16,099	—	—	48,765

General and administrative expenses	(2,106)	(2,390)	(536)	(556)	—	(5,588)	(10,358)	—	(10,114)	(26,060)
Selling expenses	(2,646)	(8,246)	(206)	(402)	(38)	(11,538)	(16,612)	—	(159)	(28,309)
Other operating loss, net	4,028	274	39	(303)	(10)	4,028	9,051	6,919	56	20,054
Share of loss of joint ventures	(36)	—		—	—	(36)	—	—	—	(36)

Profit/ (Loss) from Operations Before Financing and Taxation	21,753	2,061	2,027	(8,123)	1,814	19,532	(1,820)	6,919	(10,217)	14,414

Profit from discontinued operations	—	—	1,767	—	—	1,767	—	—	—	1,767
Depreciation and amortization	(1,118)	(2,534)	(535)	(143)	(48)	(4,378)	(24,701)	—	—	(29,079)
Initial recognition and changes in fair value of biological assets (unrealized)	688	—	(98)	(7,277)	—	(6,687)	(17,827)	—	—	(24,514)
Initial recognition and changes in fair value of agricultural produce (unrealized)	5,343	3,339	—	294	—	8,976	(4,079)	—	—	4,897
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	11,723	2,134	2,828	—	46	16,731	(13,002)	—	—	3,729
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,640	—	—	—	—	1,640	—	—	—	1,640
Changes in net realizable value of agricultural produce after harvest (realized)	2,777	—	—	121	—	2,898	—	—	—	2,898
Property, plant and equipment, net	185,051	61,512	21,717	8,959	10,039	287,278	568,208	—	—	855,486
Investment property	—	—	—	—	14,186	14,186	—	—	—	14,186
Goodwill	12,049	5,124	—	1,023	471	18,667	9,847	—	—	28,514
Biological assets	12,632	5,056	11,440	3,102	614	32,844	208,151	—	—	240,995
Investment in joint ventures	4,060	—	—	—	—	4,060	—	—	—	4,060
Financial assets	—	—	—	—	—	—	—	—	—
Inventories	45,520	38,765	3,138	225	1	87,649	32,230	—	—	119,879

Total segment assets	259,312	110,457	36,295	13,309	25,311	444,684	818,436	—	—	1,263,120

Borrowings	88,312	60,768	15,192	—	—	164,272	441,498	—	—	605,770

Total segment liabilities	88,312	60,768	15,192	—	—	164,272	441,498	—	—	605,770

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2012 (unaudited)

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	417	40,445	—	—	2,406	43,268	100,193	—	—	143,461
Cost of manufactured products sold and services rendered	—	(35,654)	—	—	(134)	(35,788)	(80,057)	—	—	(115,845)

Gross Profit from Manufacturing Activities	417	4,791	—	—	2,272	7,480	20,136	—	—	27,616

Sales of agricultural produce and biological assets	107,296	76	9,319	827	277	117,795	189	—	—	117,984
Cost of agricultural produce sold and direct agricultural selling expenses	(107,296)	(76)	(9,319)	(827)	(277)	(117,795)	(189)	—	—	(117,984)
Initial recognition and changes in fair value of biological assets and agricultural produce	22,004	1,439	(78)	(687)	(89)	22,589	(4,272)	—	—	18,317
Changes in net realizable value of agricultural produce after harvest	9,688	—	—	205	—	9,893	—	—	—	9,893

Gross Profit/ (Loss) from Agricultural Activities	31,692	1,439	(78)	(482)	(89)	32,482	(4,272)	—	—	28,210

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	32,109	6,230	(78)	(482)	2,183	39,962	15,864	—	—	55,826

General and administrative expenses	(2,130)	(2,113)	(434)	(484)	(24)	(5,185)	(10,833)	—	(12,153)	(28,171)
Selling expenses	(2,980)	(7,766)	(119)	(139)	(19)	(11,023)	(12,738)	—	(36)	(23,797)
Other operating loss, net	(4,666)	467	—	2,179	(11)	(2,031)	2,673	7,963	(244)	8,361

Profit/ (Loss) from Operations Before Financing and Taxation	22,333	(3,182)	(631)	1,074	2,129	21,723	(5,034)	7,963	(12,433)	12,219

Loss from discontinued operations	—	—	(1,084)	—	—	(1,084)	—	—	—	(1,084)
Depreciation and amortization	(884)	(1,995)	(428)	(306)	(106)	(3,719)	(17,685)	—	—	(21,404)
Initial recognition and changes in fair value of biological assets (unrealized)	(527)	—	(803)	(2,097)	—	(3,427)	3,873	—	—	446
Initial recognition and changes in fair value of agricultural produce (unrealized)	6,859	748	—	1,410	—	9,017	(1,153)	—	—	7,864
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	15,672	691	725	—	(89)	16,999	(6,992)	—	—	10,007
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,234	—	—	82	—	1,316	—	—	—	1,316
Changes in net realizable value of agricultural produce after harvest (realized)	8,454	—	—	123	—	8,577	—	—	—	8,577

As of December 31, 2012:
Property, plant and equipment, net	200,223	68,527	22,047	21,081	11,065	322,943	557,954	—	—	880,897
Investment property	—	—	—	—	15,542	15,542	—	—	—	15,542
Goodwill	13,201	5,613	—	1,093	516	20,423	10,677	—	—	31,100
Biological assets	42,091	30,836	12,149	16,211	979	102,266	195,870	—	—	298,136
Investment in joint ventures	—	—	2,613	—	—	2,613	—	—	—	2,613
Financial assets	11,878	—	—	—	—	11,878	—	—	—	11,878
Inventories	29,731	12,411	2,376	2,562	—	47,080	48,241	—	—	95,321

Total segment assets	297,124	117,387	39,185	40,947	28,102	522,745	812,742	—	—	1,335,487

Borrowings	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

Total segment liabilities	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2013 and 2012 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Six-month period ended June 30, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(16,862)	(50)	(11,608)	(14,018)	(99)	(107)	(5,558)	(48,302)
Additions	—	—	82	15,724	397	1,558	107,521	125,282
Transfers	—	147	10,965	15,105	—	—	(26,217)	—
Disposals	—	—	(86)	(745)	(4)	(11)	—	(846)
Disposal from subsidiary	(1,118)	—	(17)	(1)	—	—	—	(1,136)
Transfers from investment property	9,625	—	—	—	—	—	—	9,625
Reclassification to non-income tax credits (*)	—	—	—	(316)	—	—	—	(316)
Depreciation (Note 22)	—	(201)	(6,998)	(13,493)	(267)	(274)	—	(21,233)

Closing net book amount	305,330	826	145,955	206,697	1,501	2,159	160,302	822,770

At June 30, 2012 (unaudited)
Cost	305,330	4,165	190,041	335,410	3,649	4,562	160,302	1,003,459
Accumulated depreciation	—	(3,339)	(44,086)	(128,713)	(2,148)	(2,403)	—	(180,689)

Net book amount	305,330	826	145,955	206,697	1,501	2,159	160,302	822,770

Six-month period ended June 30, 2013
Opening net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(23,773)	(710)	(11,784)	(15,738)	(109)	(140)	(16,776)	(69,030)
Additions	—	91	3,838	35,622	743	121	41,410	81,825
Transfers	—	229	74,732	108,770	20	—	(183,751)	—
Disposals	(5,415)	—	(411)	(1,860)	(14)	(26)	—	(7,726)
Disposals of subsidiaries	(2,031)	—	(395)	—	—	—	—	(2,426)
Reclassification to non-income tax credits (*)	—	—	(439)	1,287	—	—	—	848
Depreciation (Note 22)	—	(1,034)	(6,166)	(20,914)	(529)	(259)	—	(28,902)

Closing net book amount	253,062	7,093	208,261	319,808	1,704	1,436	64,122	855,486

At June 30, 2013 (unaudited)
Cost	253,062	12,996	267,426	491,217	4,755	4,382	64,122	1,097,960
Accumulated depreciation	—	(5,903)	(59,165)	(171,409)	(3,051)	(2,946)	—	(242,474)

Net book amount	253,062	7,093	208,261	319,808	1,704	1,436	64,122	855,486

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit (PIS and COFINS). Adecoagro Vale do Ivinhema, have a tax benefit (“Credito Presumido”) for their ethanol operations. This benefit allows that these credits will be capitalized in Property Plant and Equipment as cost of the asset. Monthly, the Group reclassifies part of these credits to “Non income tax credits”, in order to compensate with tax debts in proportion to the sales, except ethanol sales. In January 5, 2013, the Group obtained another special benefit from the State of Mato Grosso do Sul that permit to compensate pre operational ICMS credits that the Group had registered in long term credits. As result of this new benefit the Group reclassified that credit to PP&E and they will have the same treatment to the other credits (See Note 11).

An amount of US$ 25,358 and US$ 18,115 of depreciation are included in “Cost of manufactured products sold and services rendered” for the six-month periods ended June 30, 2013 and 2012, respectively. An amount of US$ 3,306 and US$ 2,788 of depreciation are included in “General and administrative expenses” for the six-month periods ended June 30, 2013 and 2012, respectively. An amount of US$ 238 and US$ 330 of depreciation are included in “Selling expenses” for the six-month periods ended June 30, 2013 and 2012, respectively.

As of June 30, 2013, borrowing costs of US$ 6,830 (June 30, 2012: US$ 4,631) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 304,258 as of June 30, 2013.

As of June 30, 2013 included within property, plant and equipment balances are US$ 1,242 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the six-month periods ended June 30, 2013 and 2012 were as follows:

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Beginning of the year	15,542	27,883
Acquisition of subsidiaries	—	(9,625)
Exchange differences	(1,356)	(1,374)

End of the period	14,186	16,884

Cost	14,186	16,884
Accumulated depreciation		—

Net book amount	14,186	16,884

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Rental income	2,036	2,676

As of June 30, 2013, the fair value of investment property was US$ 67 million (2012: US$ 71 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2013 and 2012 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Six-month period ended June 30, 2012
Opening net book amount	34,886	1,592	277	—	36,755
Exchange differences	(1,989)	(47)	(28)	—	(2,064)
Additions	—	—	59	—	59
Amortization charge (i) (Note 22)	—	(86)	(85)	—	(171)

Closing net book amount	32,897	1,459	223	—	34,579

At June 30, 2012 (unaudited)
Cost	32,897	1,545	308	—	34,750
Accumulated amortization	—	(86)	(85)	—	(171)

Net book amount	32,897	1,459	223	—	34,579

Six-month period ended June 30, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(2,586)	(31)	(33)	(6)	(2,656)
Additions	—	—	800	44	844
Amortization charge (ii) (Note 22)	—	(86)	(91)	—	(177)

Closing net book amount	28,514	1,239	1,017	121	30,891

At June 30, 2013 (unaudited)
Cost	28,514	2,571	1,829	121	33,035
Accumulated amortization	—	(1,332)	(812)	—	(2,144)

Net book amount	28,514	1,239	1,017	121	30,891

(i)	For the six-month period ended June 30, 2012 an amount of US$ 85 and US$ 85 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the six-month period ended June 30, 2013 an amount of US$ 91 and US$ 86 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2013 and 2012 were as follows:

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Beginning of the period	298,136	239,600
Increase due to purchases	561	1,367
Initial recognition and changes in fair value of biological assets (i)	(15,888)	18,317
Decrease due to harvest	(197,958)	(170,649)
Decrease due to disposals	(9,704)	(1,074)
Costs incurred during the period	185,914	169,492
Exchange differences	(20,066)	(18,227)

End of the period	240,995	238,826

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ (39,115) loss for the six-month period ended June 30, 2013 (2012: US$ (5,126) loss). In 2013, an amount of US$ (10,189) loss (2012: US$ (20,783) loss) was attributable to price changes, and an amount of US$ (28,926) loss (2012: US$ 15,657 gain) was mainly attributable to physical changes.

Biological assets as of June 30, 2013 and December 31, 2012 were as follows:

	June 30, 2013	December 31, 2012
	(unaudited)
Non-current
Cattle for dairy production	11,440	12,149
Other cattle	308	736
Sown land – coffee	3,102	16,211
Sown land – sugarcane	208,151	195,870

	223,001	224,966

Current
Other cattle	306	243
Sown land – crops	12,632	42,091
Sown land – rice	5,056	30,836

	17,994	73,170

Total biological assets	240,995	298,136

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of June 30, 2013, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2013 and their allocation to the fair value hierarchy:

	2013
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	6,948	241	—	7,189

Total assets	6,948	241	—	7,189

Liabilities
Derivative financial instruments	(746)	(14,058)	—	(14,804)

Total liabilities	(746)	(14,058)	—	(14,804)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	6,127

Options	Quoted price	—	—	1	75

Options/ OTC	Quoted price	—	Black & Scholes	2	242

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	(6,704)

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(7,355)

					(7,615)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	June 30, 2013	December 31, 2012
	(unaudited)
Non current
Receivables from related parties (Note 27)	—	2,253

Trade receivables – net	—	2,253

Advances to suppliers	14,202	12,850
Income tax credits	7,355	4,594
Non-income tax credits (i)	18,185	16,528
Receivable from disposal of farmland and other assets	9,385	—
Receivable from disposal of subsidiary	—	2,094
Cash collateral	9,264	2,049
Other receivables	3,074	3,662

Non current portion	61,465	44,030

Current
Trade receivables	34,614	41,067
Receivables from related parties (Note 27)	—	144
Less: Allowance for trade receivables	(511)	(588)

Trade receivables – net	34,103	40,623

Prepaid expenses	8,415	12,766
Advances to suppliers	22,610	11,213
Income tax credits	4,430	4,256
Non-income tax credits (i)	49,727	48,838
Cash collateral	15	296
Receivable from disposal of farmland and other assets	7,088	3,018
Receivable from disposal of financial assets	8,142	—
Receivable from disposal of subsidiary	2,333	9,395
Other receivables	8,923	5,443

Subtotal	111,683	95,225

Current portion	145,786	135,848

Total trade and other receivables, net	207,251	179,878

(i)	Includes US$ 848 of PIS and COFINS reclassified from property, plant and equipment as of June 30, 2013 (December 31, 2012: US$ 962).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2013	December 31, 2012
	(unaudited)
Currency
US Dollar	30,080	50,184
Argentine Peso	60,666	50,422
Uruguayan Peso	818	565
Brazilian Reais	115,687	78,707

	207,251	179,878

As of June 30, 2013 trade receivables of US$ 3,441 (December 31, 2012: US$ 2,662) were past due but not impaired. The ageing analysis of these receivables is as follows:

	June 30, 2013	December 31, 2012
	(unaudited)
Up to 3 months	3,407	2,408
3 to 6 months	10	46
Over 6 months	24	208

	3,441	2,662

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgage as collateral for the sale of Agrícola Ganadera San José S.R.L. The shares of Santa Regina S.A. are also pledged in favor of the Group as collateral for the receivable of the 49% of the company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Inventories

	June 30, 2013	December 31, 2012
	(unaudited)
Raw materials	33,441	36,607
Finished goods	81,374	56,508
Stocks held by third parties	4,589	2,195
Others	475	11

	119,879	95,321

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 119,306 for the six-month period ended June 30, 2013. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 89,885 for the six-month period ended June 30, 2013.

13.	Cash and cash equivalents

	June 30, 2013	December 31, 2012
	(unaudited)
Cash at bank and on hand	153,229	137,980
Short-term bank deposits	50,791	80,829

	204,020	218,809

14.	Disposals

Mimoso Farm and coffee assets

During May 2013, Adecoagro entered into an agreement to sell the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda.) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, Adecoagro entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million), from which Brazilian Reais 8,241 were collected as of June 30, 2013.

Santa Regina S.A.

During June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2012	120,533	1,106,805
Employee share options vested (Note 16)	32	312
Restricted shares vested (Note 16)	—	1,347
Exchange of shares	697	6,608

At June 30, 2012	121,262	1,115,072

At January 1, 2013	122,220	1,123,663
Restricted shares issued (Note 16)	161	2,963

At June 30, 2013	122,381	1,126,626

During March 2012, the Company issued 696,618 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 0.57230% interest in IFH thereby increasing its interest as of that date in IFH to 99.2%. Currently, the Company holds 100% of IFH.

16.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

For the six-month periods ended June 30, 2013 and 2012 the Group incurred nil and US$ 0.1 million respectively, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	June 30, 2013		June 30, 2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.68	2,100	6.68	2,134
Granted	—	—	—	—
Forfeited	8.62	(1)	—	(2)
Exercised	—	—	6.71	(32)
Expired	—	—	—	—

At June 30	6.68	2,099	6.68	2,100

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

2007/2008 Equity Incentive Plan

	June 30, 2013		June 30, 2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.06	2,013	13.06	2,038
Granted	—	—	—	—
Forfeited	13.22	(33)	13.17	(24)
Exercised	—	—	—	—
Expired	—	—	—	—

At June 30	13.06	1,980	13.06	2,014

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per share	Shares (in thousands)
Expiry date:		June 30, 2013	June 30, 2012
May 1, 2014	5.83	674	674
May 1, 2015	5.83	553	553
May 1, 2016	5.83	173	173
February 16, 2016	7.11	110	110
October 1, 2016	8.62	590	592

2007/2008 Equity Incentive Plan

	Exercise price per share	Shares (in thousands)
Expiry date:		June 30, 2013	June 30, 2012
Dec 1, 2017	12.82	1,129	1,138
Jan 30, 2019	13.40	670	687
Nov 1, 2019	13.40	8	8
Jan 30, 2020	12.82	26	28
Jan 30, 2020	13.40	65	71
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
June 30, 2013	4,019
June 30, 2012	3,832

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of June 30, 2013, 111,373 restricted shares are outstanding.

The restricted shares under the Restricted Share and Restricted Stock Unit Plan were measured at fair value at the date of grant.

As June 30, 2013, the Group recognized compensation expense US$ 1.9 million related to the restricted shares granted under the Restricted Share and Restricted Stock Unit Plan (2012: US$ 1.7 million).

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013

Fair value	12.69	12.69	12.36	9.81	9.33	8.08	7.48
Possibility of ceasing employment before vesting	1.42%	1.86%	0%	3%	0%	5%	0%

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)
	2013	2013
At January 1	234	515
Granted (1)	—	346
Forfeited	(4)	(6)
Vested	(119)	(168)

At June 30	111	687

(1)	Approved by the Board of Directors of March 19, 2013 and the Shareholders Meeting of April 17, 2013

17.	Trade and other payables

	June 30, 2013	December 31, 2012
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	2,605	3,126
Taxes payable	—	37
Other payables	379	432
Escrows arising on business combinations	1,011	980

	3,995	4,575

Current
Trade payables	65,486	88,123
Advances from customers	3,978	4,529
Amounts due to related parties (Note 27)	604	562
Taxes payable	1,930	2,894
Payables from acquisitions of property, plants and equipment	552	—
Escrows arising on business combinations	1,543	1,508
Other payables	1,502	2,069

	75,595	99,685

Total trade and other payables	79,590	104,260

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings

	June 30, 2013	December 31, 2012
	(unaudited)
Non-current
Votoratim	10,879	—
ABC Brazil Loan	10,185	16,502
Bradesco Loan (*)	14,133	13,939
BNDES Loan Facility(*)	76,747	39,238
IDB Facility (*)	45,815	53,659
Ciudad de Buenos Aires Loan	17,057	17,143
Galicia Loan	2,088	3,050
Banco do Brazil Loan Facility (*)	89,189	95,609
Itaú BBA Facility (*)	50,827	6,944
Rabobank Loan (*)	68,715	86,392
Other bank borrowings	19,081	21,064
Obligations under finance leases	485	709

	405,201	354,249

Current
Bank overdrafts	6,025	110
BNDES Loan Facility (*)	8,487	9,568
IDB Facility (*)	15,254	16,438
Ciudad de Buenos Aires Loan	4,034	7,114
Galicia Loan	9,486	4,207
Banco do Brazil Loan Facility (*)	21,551	8,908
ING (*)	35,863	60,364
Rabobank Loan (*)	41,188	26,351
ITAU (*)	3,791	154
ABC Brazil Loan	5,980	5,918
Bradesco Loan (*)	617	4,190
Votoratim	2,052	—
Other bank borrowings	45,847	41,150
Obligations under finance leases	394	412

	200,569	184,884

Total borrowings	605,770	539,133

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

As of June 30, 2013, total bank borrowings include collateralized liabilities of US$ 489,915 (December 31, 2012: US$ 346,469). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings (continued)

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2013	December 31, 2012
	(unaudited)
Fixed rate:
Less than 1 year	126,562	60,049
Between 1 and 2 years	24,099	19,066
Between 2 and 3 years	28,333	24,364
Between 3 and 4 years	30,230	21,760
Between 4 and 5 years	25,401	20,870
More than 5 years	76,869	62,036

	311,494	208,145

Variable rate:
Less than 1 year	73,613	124,423
Between 1 and 2 years	77,394	71,978
Between 2 and 3 years	72,150	73,684
Between 3 and 4 years	27,781	45,969
Between 4 and 5 years	16,727	11,100
More than 5 years	25,732	2,713

	293,397	329,867

	604,891	538,012

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	June 30, 2013	December 31, 2012
	(unaudited)
Currency
Argentine Peso	41,840	18,622
US Dollar	185,483	203,881
Uruguayan Peso	60	44
Brazilian Reais	378,387	316,586

	605,770	539,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Current income tax	(929)	(1,070)
Deferred income tax	13,268	7,945

Income tax benefit	12,339	6,875

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2012.

The gross movement on the deferred income tax account is as follows:

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Beginning of period	(39,998)	(55,908)
Exchange differences	2,706	1,556
Disposal of subsidiary	196	78
Income tax benefit	13,268	7,945

End of period	(23,828)	(46,329)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(12,431)	(8,653)
Non-deductible items	2,409	1,328
Unused tax losses, net	—	(15)
Non-taxable income	(2,349)	—
Others	32	465

Income tax benefit	(12,339)	(6,875)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Payroll and social security liabilities

	June 30, 2013	December 31, 2012
	(unaudited)
Non-current
Social security payable	1,343	1,512

	1,343	1,512

Current
Salaries payable	9,400	4,816
Social security payable	3,388	3,063
Provision for vacations	9,149	9,745
Provision for bonuses	2,392	5,324

	24,329	22,948

Total payroll and social security liabilities	25,672	24,460

21.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Sales

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	71,023	59,036
Sugar	45,135	33,436
Rice	50,841	39,716
Energy	8,765	7,721
Operating leases	2,036	2,676
Services	1,480	855
Others	141	21

	179,421	143,461

Sales of agricultural produce and biological assets:
Soybean	55,788	47,880
Cattle for dairy production	1,032	810
Other cattle	417	265
Corn	28,327	25,757
Cotton	1,127	3,592
Milk	13,212	8,509
Wheat	7,610	19,757
Coffee	439	827
Sunflower	8,083	6,169
Barley	1,224	3,103
Seeds	1,314	794
Sorghum	130	244
Others	235	277

	118,938	117,984

Total sales	298,359	261,445

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 79,1 million as of June 30, 2013 (2012: US$ 76.8 million) comprised primarily of 125,322 tons of sugar (US$ 51,4 million), 79,650 tons of corn (U$S 14,7 million), 24,461 tons of soybean (U$S 8,2 million) and 5,000 tons of ethanol (U$S 3,7 million) which expire between July 2013 and October 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	104,546	99,176
Raw materials and consumables used in manufacturing activities	69,971	73,442
Services	7,615	9,666
Salaries and social security expenses (Note 24)	28,541	33,472
Depreciation and amortization	29,079	21,404
Taxes (*)	2,452	3,095
Maintenance and repairs	5,884	7,663
Lease expense and similar arrangements (**)	1,473	1,717
Freights	19,411	15,123
Export taxes / selling taxes	11,965	6,666
Fuel and lubricants	3,391	3,278
Others	8,285	11,095

Total expenses by nature	292,613	285,797

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the six-month period ended June 30, 2013, an amount of US$ 119,306 is included as “cost of manufactured products sold and services rendered” (June 30, 2012: US$ 115,845); an amount of US$ 118,938 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (June 30, 2012: US$ 117,984); an amount of US$ 26,060 is included in “general and administrative expenses” (June 30, 2012: US$ 28,171); and an amount of US$ 28,309 is included in “selling expenses” as described above (June 30, 2012: US$ 23,797).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Salaries and social security expenses

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Wages and salaries	20,118	24,330
Social security costs	6,512	7,274
Equity-settled share-based compensation	1,911	1,868

	28,541	33,472

Number of employees	7,655	6,669

25.	Other operating income, net

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Gain from commodity derivative financial instruments	11,641	1,262
Loss from onerous contracts - forwards	(34)	(1,731)
Gain from disposal of subsidiary (Note 14)	779	7,963
Gain from disposal of financial assets (Note 14)	1,188	—
Gain from disposal of other property items	495	(385)
Gain from disposal of farmland and other assets (Note 14)	5,082	—
Others	903	1,252

	20,054	8,361

26.	Financial results, net

	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Finance income:
- Interest income	3,279	6,200
- Other income	163	770

Finance income	3,442	6,970

Finance costs:
- Interest expense	(23,286)	(11,835)
- Foreign exchange losses, net	(16,713)	(13,271)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(12,769)	(9,213)
- Taxes	(1,978)	(2,470)
- Other expenses	(1,563)	(1,811)

Finance costs	(56,309)	(38,600)

Total financial results, net	(52,867)	(31,630)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			June 30, 2013	June 30, 2012	June 30, 2013	December 31, 2012
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	5,971	4,903		—
		Purchases of goods	(25)	(48)		—
		Interest income	330	295		—
		Receivables from related parties (Note 11)	—	—	—	2,253

Santa Regina Agropecuaria S.A.	Investment	Receivables from related parties (Note 11)	—	—	—	144

Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	—	(1,123)	—	—
		Payables (Note 17)	—	—	(604)	(562)

Directors and senior management	Employment	Compensation selected employees	(3,390)	(3,543)	(16,589)	(18,072)

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).

28.	Net assets held for sale and discontinued operations

On June 6, 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo S.A. (“La Lacteo”) for US$ 1, and collected US$ 5.1 million associated with the acquisition.

The acquisition of the remaining 50% in La Lacteo was done exclusively with the view to resale and met the definition of discontinued operation. The Group elected to account for the acquisition applying the short-cut method under IFRS 5. As of the transaction date, it was determined that the fair value less costs to sell of La Lacteo was not significant. The Group’s previously held interest in La Lacteo was remeasured to fair value and the cumulative exchange differences recognized in equity were reclassified to the income statement. At the acquisition date and at June 30, 2013, La Lacteo was valued at fair value less costs to sell. On the statement of financial position, La Lacteo’s assets and liabilities were classified as held for sale and presented separately from other assets and liabilities.

On July 31, 2013, the Group sold its 100% interest in La Lacteo for Argentine Pesos 1. In addition, the Milk Supply Offer Agreement between La Lacteo and Adeco Agropecuaria S.A. (a Group subsidiary) was terminated without penalties.

The net effects of the described transactions resulted in a gain of US$ 2.9 million, recorded in the statement of income within “Profit of the period from discontinued operations”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 14, 2013